RECEIVED
2008 MAR 14 A 11:14

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08001262

Our reference BB/jcd
Date March 4, 2008

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode February 2008 and the Pricing Supplements of February 2008 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

Rabobank

Rabobank in business

Rabobank safeguards itself against crisis

5-2-2008 | Other news

At the end of last year, Rabobank prepared EUR 30 billion in residential mortgage loans for use as collateral for funding from the central bank in case of an emergency.

Rabobank CFO Bert Bruggink said in an article that appeared in *Het Financieele Dagblad* on 1 February 2008 that Rabobank has not suffered from the credit crisis to date and that these precautionary measures have been put in place just in order to anticipate a worst-case scenario.
Despite the fact that many banks experienced a lack of liquidity because they could no longer borrow funds from each other, Bruggink says Rabobank has not been faced with this difficulty. 'Our liquidity position is at its strongest in twenty years,' he says.
Rabobank has never securitised mortgages before. 'We consider mortgages to be the pearls of our assets. We think it is a shame to sell them and we have sufficient capital,' explains Bruggink.
Funding costs have raised substantially in the market. This has not caused any substantial difficulties for Rabobank thanks to its AAA rating. 'The rating is sacred to us,' says Rabobanks CFO.

More News

Rabobank

Rabobank in business

Mini-loans to poor entrepreneurs can be profitable

6-2-2008 | Other news

The Rabobank Foundation has a long-standing, global experience in microfinancing. Our initiatives in this area are in line with Rabobank's culture where social responsibility also on an international level, is a top priority. Bert Heemskerk, Chairman of the Rabobank Executive Board talks about microfinancing.

Recently, other parties have been jumping on the microfinance bandwagon. And, their focus is often on what Rabobank has been doing already, in other words 'soft' microfinancing.

This involves loaning small amounts between 20 and 50 dollars at low interest rates to mostly farmers and small business owners to help them start a business.

At the World Economic Forum, I chaired a discussion on microfinancing. I was asked to participate because Rabobank is active worldwide and has developed a good image in the microfinancing field.

During the discussion, I was intrigued by the experiences of several banks that apply a 'harder' form of microfinancing. Some banks are loaning higher amounts of money between 100 and 200 dollars at often high interest rates.
What struck me most, was that the concept of commercial microfinancing seems to work. It is extremely labour intensive and demands tremendous commitment on the part of the bank employees.

From day one, staff has to maintain contact with the relatively 'small' clients to make sure the bank actually receives payment for the loan and the interest charged.

But the effort pays off, and has proven to be an excellent way for small business owners in developing countries to do business. Higher interest rates and lower loan amounts, make this a low risk, yet still profitable activity for the bank.

Some good examples are the Compartamos Bank in Mexico, the SKS and ICICI banks in India and Barclays in Africa. According to Barclays, not a single loan recipient has been unable to pay the interest. In the end, these banks have helped people become creditworthy. It is a very impressive result.

Odd isn't it? That small, 'subprime' mini-loans to poor entrepreneurs can be successful.

Does commercial microfinancing also suit Rabobank? Could Rabobank also fulfil its social responsibility by providing higher loans at realistic interest rates?

We could do this, but we cannot abandon our low interest financing to the very poorest segments of the world. We must provide help where it is needed the most, be it in a developing country or an area affected by a natural disaster such as a tsunami.

However, microfinancing on a commercial basis does provide guarantees for the future, also on a local level. After all, won't the profits on loans allow the bank to develop more and new initiatives in these same areas? Raiffeisen already taught us that more than a century ago. Without profits on investments, our efforts in developing countries become

charity.

Rabobank could expand its social responsibility by taking a closer look at the origins of credit lending: trust in people. We could achieve this by gaining stakes in a few microcredit organisations in developing countries.

We have, in fact, already acquired stakes in a number of banks via Rabo Development and are now in the process of developing them into agricultural credit banks. For now, this should remain 'food for thought' because we have already undertaken so much. But, it's still worth considering.

I am convinced if microfinancing can become beneficial from a commercial standpoint, then ideally we have found the right balance for a world that can achieve both economic growth and still remain viable.

Bert Heemskerk
Chairman of the Executive Board

Related information

Banking in developing countries

Rabobank

Rabobank in business

Bert Heemskerk reflects on World Economic Forum at Davos

7-2-2008 | Other news

"China and Japan must invest more in the region in order to prevent a repeat of the 1997 East Asian Crisis." This was a call to action for leaders at the World Economic Forum in Davos including Rabobank CEO Bert Heemskerk.

But while the appeal was aimed at a more local audience, it nonetheless attracted the attention of the leading Western politicians, non-governmental organisations and captains of industry that had gathered at the World Economic Forum in Davos, and Heemskerk was also among them.

It is mainly Western countries that invest in countries such as Indonesia, Malaysia and the Philippines. Large economies such as China and Japan in turn invest in the West: the U.S. and Europe.

The risks that this entails were revealed in 1997 when the economy in Eastern Asia collapsed owing to the fall of the Thai currency, the baht. Western investors withdrew and the central banks in the Asian countries lost more than a hundred billion dollars within just a few months.

Heemskerk said, "Countries such as Indonesia, Malaysia and the Philippines now made it urgently clear in Davos how vitally important investment from surrounding countries is to their economies. It is, indeed, peculiar from a global perspective that Eastern countries invest in the West, but do not invest in the East itself."

"I do, of course, understand that there is more confidence in the economy in the West. But it would be advantageous if an emerging economy such as China would also look for the same level of confidence in the region itself. This would ultimately benefit the entire world," said Bert Heemskerk, Executive Board Chairman.

Support for sustainability
Based on both personal and business interests, Heemskerk attended the workshops and discussions on sustainable energy. "I find it extremely inspiring to see what others are doing in this field, particularly since we at Rabobank devote a great deal of investment and support to sustainable energy initiatives."

Heemskerk was especially impressed by the amount of attention that is now being paid to the water issue. "The focus is shifting and there is much more interest in this topic. And that's a good development when you add up how much water all of us are wasting, for example in order to be able to consume oil and meat. It's unimaginable."

Global credit crisis
Executive Board Chairman Bert Heemskerk has been attending the annual World Economic Forum for 17 years and this year's forum in Davos was the first time that the participants chose the current economic situation as the main theme for the opening conference rather than themes such as fighting poverty and climate control. "It illustrates the impact that the credit crisis is having worldwide."

The world leaders asked whether the world can cope with the subprime crisis and the related consequences. And the conclusion was that it can. "Even though the U.S. will experience recession-like conditions in the economic cycle in the next six months," expects Heemskerk.

"We will see a fall in gross national product in the U.S. and this will have a negative effect on both Europe and Asia. Asia will be affected because it is dependent on the U.S. for exports and the current economic situation in the U.S. will lead to a growth slowdown in Asia."

"And Europe will be impacted because a weak economy in the U.S. will make the euro stronger and more expensive and this will place pressure on exports in Europe as well," continued Heemskerk.

"In addition, the subprime crisis itself will lead to more restricted and expensive lending. We see this in the Netherlands as well where rates are decreasing in the short and long term. Economic growth in Europe will most likely remain fairly acceptable, even though I do think our economists will have to adjust the forecasted prognosis of 2.75% growth."

Heemskerk concluded, "The Netherlands does, however, continue to be the frontrunner in Europe. I do not see any reason to take a pessimistic view of the future."

Rabobank

Rabobank in business

Terracotta Army marches into the Netherlands

8-2-2008 | Other news

The Chinese Terracotta Army invaded the Netherlands this past weekend with presenting partner Rabobank standing by saluting the new exhibition: Go China!.

Eye to eye
Fourteen original Chinese warriors made of terracotta clay from the 3rd century B.C. stare silently at European visitors from the 21st century. "We have chosen to place the statues as close to the museum-visitors as possible," explains Benoît Mater, curator of the Drents Museum. "The statues and visitors stand eye to eye, and yet are separated by a wide gap of two thousand years of history."

First Dutch tour
This will be the very first time that the world-famous Terracotta Army will be on display in the Netherlands. The army does not tour so often outside China. Curator Mater was understandably visibly delighted at the opening ceremony. "The idea for this exhibition was actually born years ago. Organising this exhibition was a very time-consuming process and I am proud that we have been permitted to display this unique collection," said Mater. "A Chinese delegation extensively investigated the museum before granting permission for the terracotta statues to be transported from China to Drenthe. We are thrilled that they are confident we are worthy of their priceless treasures," said Mater.

Eighth wonder of the world
More than 8000 terracotta soldiers, horses and artefacts were accidentally discovered in 1974 by peasant farmers digging a water well in Xi'an, China. Since then, the burial site has become a museum and attracts two million visitors a year. The burial complex has been considered the eighth wonder of the world and one of the greatest archaeological finds of all time.

Local museums, international impact
The Drents Museum and the Groninger Museum are small museums in the Netherlands, but are making an international impact with their Chinese culture and art exhibitions. Right now, the British Museum in London is the only other museum with a bigger collection of terracotta warriors and artefacts outside China.
The Terracotta Army will remain in military formation in the Netherlands from 2 February until the end of the summer, 31 August 2008.

Rabobank

Rabobank in business

Rabobank Pro Cycling Team in the Tour of California

12-2-2008 | Other news

The Rabobank Pro Cycling Team, currently ranked 8th in the world among professional cycling teams, will enter a team to compete in the 2008 Amgen Tour of California professional cycling race, which takes place February 17th – 24th in California.

The 650-mile, eight-day stage race, modeled after the Tour de France, will feature 17 of the world's best cycling teams racing from Palo Alto to Pasadena.

Eight cyclists from the Rabobank ProTeam will travel to California to ride in the Amgen Tour of California, including leading cyclists Mauricio Ardila, Oscar Freire, Robert Gesink, Mathew Hayman, Pedro Horrillo, Paul Martens, Bauke Mollema, and William Walker.

The Rabobank ProTeam is including the California race in its professional racing season for the second time because Rabobank is expanding its presence in California. Rabobank currently has bank locations in many of the towns along the race, such as Sacramento, Seaside, San Luis Obispo, Solvang, Santa Barbara, and in Ventura county.

Watch for the Rabobank ProTeam as they race in the 2008 Amgen Tour of California:

Sunday February 17th	Palo Alto (prologue)
Monday February 18th	Sausalito to Santa Rosa
Tuesday February 19th	Santa Rosa to Sacramento
Wednesday February 20th	Modesto to San Jose
Thursday February 21st	Seaside to San Luis Obispo
Friday February 22nd	Solvang (circuit race)
Saturday February 23rd	Santa Barbara to Santa Clarita
Sunday February 24th	Santa Clarita to Pasadena

Related Information

Visit the Rabobank Pro Cycling Team's website
Amgen Tour of California
Rabobank America

Rabobank

Rabobank in business

Australian farmers should recover this season

13-2-2008 | Other news

In its annual Australian Agriculture in Focus report, Rabobank says continued high global commodity prices and a return to normal seasonal conditions will determine the fortunes of Australia's farmers in 2008.

Rabobank Australia & New Zealand's head of Food & Agribusiness Research Bill Cordingley says a "structural uplift in pricing" is clearly emerging for agricultural commodities.

"After two consecutive years of drought and with farmers' costs rapidly rising, a good season is badly needed to rebuild battered farm balance sheets," the report says.

Global Commodity Boom

Other factors impacting the fortunes of farmers in the year ahead include input prices, currency and interest rates, according to the report.

"The impact of a US recession should not be underestimated, however, it would be unlikely to derail the commodity boom altogether," the report says.

Seasonal Conditions

The report says that substantial rainfall in Australia's eastern agricultural zones in late 2007 and over the early weeks of 2008 is giving cause for optimism for the coming season.

"While the rains came too late last year to rescue winter crops, they have provided a good base for a successful summer cropping program. The resulting pasture growth will also restore some confidence to the livestock sector and see a firming in prices in the early months of 2008," Cordingley says.

Climate Change

The Rabobank report says another emerging issue for Australian agriculture in 2008 is climate change and the role agriculture will play in the community's response global warming.

"Given Australia's exposure to international agricultural commodity markets, any loss of international competitiveness as a result of the new emissions trading scheme would be damaging," states the report.

The Rabobank focus report proposes, "If the positive La Nina climatic cycle continues to emerge and the rains come, 2008 could be a year to remember for Australian agriculture."

Rabobank Australia is one of Australia's leading rural lenders and a significant provider of business and corporate banking and financial services to the Australian food and agribusiness sector. The bank has 49 locations throughout Australia.

Full media release

Media Release Australian Agriculture in Focus report

Rabobank

Rabobank in business

Rabo Ventures invests in Dutch wind turbine manufacturer

17-2-2008 | Other news

Rabobank has become the first bank in the Netherlands with a specialised cleantech venture capital fund.

Through Amsterdam-based Rabo Ventures, the first investment is with Netherlands-based Emergya Wind Technologies (EWT), a builder of gearless wind turbines. Because of its clean technology developments in converting wind to energy, EWT is a cleantech business with rapid growth and huge market potential.

"EWT is well placed to benefit from the ever-increasing demand for renewable energy worldwide," said Charles Vaslet, Investment Director and Energy Specialist with Emerald Technology Ventures, a global leader in cleantech venture capital.

"We are pleased to have Emerald, Rabo and Impax join our shareholder base," said Gerry van der Sluys, CEO of Emergya Wind Technologies. "Their collective knowledge of the renewable energy sector and their equity participation in EWT is further validation of our company's strong market position and growth potential".

Rabo Ventures is a leading Dutch venture capital firm in the cleantech industry, covering the European and North American markets. By working with cleantech industries, Rabo Ventures is investing in sustainable, environmentally friendly energy options which are better for the environment, such as: clean energy, clean air, clean water, advanced materials, energy efficiency and environmental technologies.

Related information

Media release Rabo Ventures

Media release Emerald Technology Ventures

Rabobank

Rabobank in business

Bringing China's economy back to the podium

19-2-2008 | Other news

The US presidential candidates and the US economic challenges may have steered talks away from China, but Jan Lambregts of Rabobank Financial Markets Research brings China's economy back to the podium. In a brief update, Lambregts discusses how China's currency appreciation fits into the broader economic picture for China and also includes the latest USD/CNY forecasts for 2008.

External pressure: US rather content
The US elections dominate the year's news, but so far concerning the economy, the US presidential debates have a domestic focus. That's hardly set to change as the US economy continues to slow in the first half of 2008.

Popular candidates on either side of the aisle may not be able to resist some cheap shots at China, but even they will struggle to pin the homemade housing market-led slowdown on China.

Not to be forgotten, the US bilateral trade deficit with China remains very substantial. Yet, US policymakers and politicians have wisely decided there's little need to scream when you are getting what you want.

External pressure: EU disgruntled
The EU is an important trading partner for China and growing increasingly disgruntled with the course of EUR/CNY. For a long time the EU seemingly preferred playing good cop to the US bad cop. However, EU policymakers and politicians have come to realize this has proven rather ineffective.

During a high-level EU-China meeting in December, EU policymakers and politicians noticeably changed tack and adopted a far more aggressive tone. Therefore, EU-China trade tensions could figure more prominently in the next 12-18 months.

Internal pressure: Curbing overheating risks
Clearly, Chinese policymakers cannot risk being complacent and rely on a US slowdown to counter domestic overheating risks. We continue to think China does not display clear signs of generalized overheating, and therefore, forecast China's 2008 GDP growth to ease back to10% from around 11.5% last year.

This kind of growth is the envy of just about any other country in the world and slightly above our trend growth estimate of 9.5%, but still a slowdown. We'd caution against excessive pessimism, as contrary to popular belief, China's domestic demand component is both robust and substantial.

Staging a comeback: USD/CNY
Chinese policymakers continue to fight overheating risks and inflationary pressure in the domestic economy. Additionally, the policymakers have clearly gained a degree of comfort with CNY appreciation and no longer fear it will easily kill off exports growth.

Moreover, we look for the USD to stage a comeback against various major currencies in the second half of 2008, which will blunt some of the downward pressure on USD/Asia and USD/CNY.

Related information

Financial Markets Research

Financial Markets Research Special USD/CNY Outlook January 2008

Rabobank

Rabobank in business

House prices in the Netherlands continue to rise

20-2-2008 | Press Release

House prices in the Netherlands rose by 3.3% in 2007. Rabobank forecasts a further increase of 3¼% this year on a 12-month basis. The increase could be greater in regions that are facing considerable unbalanced growth in the housing supply and demand. Examples include the economically strong regions of Amsterdam and Utrecht that attract large numbers of workers. Differences can also arise between popular and less popular categories of homes and residential areas. These and other results are presented in the "Dutch Housing Market Quarterly" that was published today.

Economic growth is levelling off
The Dutch economy remains robust in 2008. The outlook is, however, less positive than it was last year. While the Dutch economy is moving forward at full speed, growth is expected to slacken this year and amount to 2¾%. Unemployment will decrease further and employers will encounter shortages in the labour market. This could cause wages to rise in 2008. Rabobank furthermore anticipates that the interest rate hikes of recent years will come to an end in 2008. This will have a favourable impact on the affordability of private homes. The average priced home will, however, remain beyond the reach of consumers who have an income that is 1.5 times the median income and do not have equity.

Threat of stagnation
Despite the current favourable economic climate, the Dutch housing market is in danger of stagnation. 3.5% fewer private homes were sold in 2007 than in 2006, while the number of homes for sale has increased by 5.4%. These developments negatively impact the circulation in the housing market. The rise in the production of newly built homes is a positive development that reduces the quantitative imbalance of growth.

Ageing population
While there will be regional differences in the country, there will be a growing percentage of seniors in the population throughout the Netherlands in the years ahead. This development will also clearly affect the housing market. Seniors do not move as frequently as young people and this is unfavourable for circulation in the housing market. Health problems and the loss of a partner are the principal reasons why older people decide to move. Considering that the average Dutch citizen will remain in reasonably good health until the age of 75, the baby boom generation is not expected to begin creating movement in the housing market until 2020.

More News

Rabobank

Rabobank in business

Jenever, the backbone of Dutch spirits

21-2-2008 | Other news

For the Dutch spirits industry, the glass is half empty. Dutch distilleries are on the rocks and must spill over international borders to stay afloat. "In a shrinking market, distillers, traders and retailers need to increase efficiency, manage the decline or revitalize the business," says a Rabobank Dutch Spirits Industry Report.

The Dutch spirits industry is one of the oldest in the world. The backbone of the industry's product range has historically been the Dutch gin 'jenever'and liqueurs. Over the last 40 years, demand for jenever and other traditional spirits has dropped considerably, and although this has resulted in consolidation in the industry, a remarkable 60 distillers have survived, and several have even shown considerable growth.

The top-3 companies, Bols, Nolet and De Kuyper, have each developed distinct international strategies, but still 97% of jenever bottles never leave the homeland. Drinkers outside the Netherlands have not re-acquired the taste for traditional Dutch brands.

So if the Dutch aren't drinking jenever, and the non-Dutch aren't drinking jenever, then who or what is going to revive this 500 year old spirit?

"The only path to profitable growth lies abroad," says the Rabobank industry report, "The next step in the strategic development for the Dutch spirits industry has been to repositioning."

A few forward-thinking companies have shifted from the dwindling local markets and traditional spirits, to focus on export opportunities and generate international appeal. "The foreign market then becomes the major profit pool," states the industry report.

The American market is generously clutching their bottles of clear Dutch alcohol from one of the oldest and largest jenever producers. The Netherland's Nolet family has been distilling since 1691, distilling jenever.

As a part of their antique company image, Nolet dusted off 11 generations of graying grandfathers for US magazine ads and the website. The Nolet family used their first copper kettle to concoct a recipe for Ketel One Vodka and rebrand the distillery.

But, do medium-sized Dutch distilleries have to join the vodka hype to save jenever?

Actually, the report suggests that the Dutch distilleries need to creatively soak the market with reasons to drink jenever and "find niches in line with modern consumer trends, such as health and convenience, target marketing, regional products, premium products from new sources and innovative products with new flavour components."

"Further consolidation in the industry seems unavoidable, as it is unlikely that all current players will be able to allocate enough resources to invest for the future," concludes the Rabobank industry report on the struggling Dutch spirits industry.

The Dutch spirits industry is a work in progress..

Related information

Food & Agribusiness Research

Rabobank

Rabobank in business

Rabobank announces new Supervisory Board of the Rabo Cycling Teams

21-2-2008 | Other news

Rabobank announces the new Supervisory Board of the Rabo Cycling Teams. The current Advisory Board of the Rabo Cycling Team will be disbanded on March 1st.

Former State-Secretary of Sport Margo Vliegenhart is named Chairman of the Supervisory Board for the Rabo Cycling Teams. She was also member of the Team's Advisory Board and the Financial Supervisory Committee for the Netherland Antilles and Crown-member of the Social Economic Council of the Netherlands.

Other members of the Supervisory Board are as follow:

Thomas van Rijckevorsel, Chairman of the current Supervisory Board of the Rabo Cycling Teams, Rabobank Nederland Director of Retail Banking.

Jac Verhagen, Chairman of the current Advisory Board, former member of the Executive Board of Rabobank Nederland.

Frank Backx, Professor of Clinical Sports Medicine at University Medical Centre (UMC) Utrecht and Medical Director of the University Centre of Sports Medicine (an initiative of the Dutch National Football Team and UMC Utrecht). Mr Backx was also a sports physician at the National Institute of Sports Medical Care, former league physician for diverse sports league and subs. Head of Sport and Health of the Dutch Olympics Committee (NOC*NSF). He is also member of various sports leagues' Medical Committees and Advisory Boards.

As per September 1st, 2008, **Cees Vervoorn** will join the Supervisory Board. Mr Vervoorn is Director of Academy of Physical Education of Hogeschool van Amsterdam and is Chairman of the Dutch anti-doping authority until September 1st. He was an Olympic swimmer and trainer. He also held the position of Chef de Mission of Paralympics in Sydney and Salt Lake City and Head of Top Sport of the Dutch Olympics Committee.

The establishment of the new Supervisory Board enables further implementation of restructuring as recommended by the Vogelzang Committee. Based on the recommendation of the Vogelzang report, the governance structure of the Rabo Cycling Teams will be revised.
The current Advisory and Supervisory Boards will be merged, forming a new Supervisory Board that holds a broader and heavier role compared to the Management. In addition to financial and operational aspects, all important management decisions including matters such as sports techniques and medical policies must be approved by the Supervisory Board. To facilitate this, in consultation with the management, the Supervisory Board will draft a strategic policy that defines the framework of the management operations.

Rabobank

Rabobank in business

Rabobank rider Robert Gesink gets the stage in Tour of Califonia

21-2-2008 | Other news

Robert Gesink has pulled off a difficult feat early in the season already; the young Rabo-rider won the most difficult stage of the Tour of California on Wednesday. The stage was similar to last year's because once again Levi Leipheimer, this time just by himself, was along. The American former Rabo-rider, who won last year in his home country, became the new leader. But the individual performances were not the only ones that counted, the entire Rabo team stood out positively in the stage from Modesto to San Jose.

Starting with Paul Martens. The German newcomer fell in the first stage, suffered from stomach complaints in the second, but was now the one who opened the race. Three other riders joined him. Of those four he was the longest to survive on Mount Hamilton, but he went down in the end as well. Martens lead had ensured that the Rabo ProTeam could take it easy in the run-up to the highest climb. After that it was Mauricio Ardila's and Robert Gesink's turn. They soon turned out to be amongst the best.

Related information

Visit the Rabobank Pro Cycling Team's website

Amgen Tour of California

Rabobank America

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1831A
TRANCHE NO: 1

CHF 300,000,000 Floating Rate Notes 2008 due February 5, 2013 (the "Notes")

Issue Price: 100.00 per cent.

CREDIT SUISSE

The date of these Final Terms is February 1, 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular and the listing prospectus dated February 4, 2008 prepared by the Issuer in connection with the listing of the Notes on the SWX Swiss Exchange (the "Listing Prospectus"), contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and Paris and www.bourse.lu. The Listing Prospectus is available for viewing at, and copies may be obtained from, Credit Suisse, Uetlibergstrasse 231, 8070 Zurich, Switzerland.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1831A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Swiss Francs ("CHF")
4	Aggregate Nominal Amount:		
	(i)	Series:	CHF 300,000,000
	(ii)	Tranche:	CHF 300,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		CHF 10,000
7	(i)	Issue Date:	February 5, 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		The Specified Interest Payment Date falling on or nearest to February 5, 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	3-month CHF-LIBOR-BBA Floating Rate *(further particulars specified below)*
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes *obtained*:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period from (and including) the Issue Date to (but excluding) the first Specified Interest Payment Date and each subsequent period from (and including) a Specified Interest Payment Date to (but excluding) the next Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	5 February, 5 May, 5 August and 5 November in each year, from (and including) 5 May 2008 to (and including) the Maturity Date.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	Zurich
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party Responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Credit Suisse Paradeplatz 8 CH-8001 Zurich Switzerland
	(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
		Reference Rate:	3-month CHF-LIBOR-BBA
		Interest Determination Date:	Two Business Days in London prior to the start of each Interest Period.
		Relevant Screen Page:	Reuters Screen LIBOR02
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable

	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	***Index Linked Interest Note Provisions***		*Not Applicable*
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	***Dual Currency Note Provisions***		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes *except Equity Linked Redemption* Notes and Index Linked Redemption Notes) *of* Each Note**		CHF 10,000 per Note of CHF 10,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No

(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer *(Condition 8(c))*:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No

The Notes will be represented by a Permanent Global Note (the "**Permanent Global Note**") substantially in the form attached to the supplemental agency agreement dated February 1, 2008 (the "**Supplemental Agency Agreement**") between the Issuer, Credit Suisse in its capacity as the principal Swiss paying agent (the "**Principal Swiss Paying Agent**") and others.

The Permanent Global Note is exchangeable in whole but not in part for Definitive Notes only (i) if the Principal Swiss Paying Agent deems the printing of Definitive Notes to be necessary or useful, after approval of the Issuer, or if, under Swiss or any other applicable laws and regulations, the enforcement of obligations under the Notes can only be ensured by means of effective Definitive Notes or (ii) upon the occurrence of the events set out in the Permanent Global Note. In such cases, the Issuer shall provide, at its own cost and expense, for the printing and delivery of Definitive Notes with Coupons attached in accordance with the rules and regulations of the SWX Swiss Exchange.

The Permanent Global Note shall be deposited with SIS SegaInterSettle AG, the Swiss Securities Services Corporation located in Olten, Switzerland ("**SIS SegaInterSettle AG**", which expression shall include any other clearing institution recognized by the SWX Swiss Exchange) until final redemption of the Notes or the exchange of the Permanent Global Note for Definitive Notes. The Permanent Global Note will

document the right to receive principal and interest thereon and all other rights and obligations in connection therewith.

So long as the Notes are represented by the Permanent Global Note, each Noteholder shall be the beneficial holder of an interest in the Permanent Global Note to the extent of the amount (determined on the basis of statements of account provided by SIS SegaInterSettle AG) of their investment therein. In accordance with the regulations of the SWX Swiss Exchange, Noteholders do not have the right to request the printing and delivery of Definitive Notes.

Should the Definitive Notes and Coupons be printed, the Principal Swiss Paying Agent will then exchange the Permanent Global Note against delivery of the Definitive Notes and Coupons and thereupon cancel and return the Permanent Global Note to the Issuer. The Definitive Notes and Coupons will be printed and issued to the holders of beneficial interests in the Permanent Global Note free of charge in exchange of such interests in the Permanent Global Note.

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Zurich subject to Condition 10(h)(B) apart from the phrase 'nor to any interest or other sum in respect of such early or postponed payment'.
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	*Details relating to Partly Paid Notes:* amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	
	(i) Payments:	Payments of principal and interest in respect of the Notes (denominated in Swiss francs) will be made irrespective of any present or future transfer restrictions

		and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments in freely disposable Swiss francs without collection costs in Switzerland and without any restrictions and irrespective of nationality, domicile or residence of a Noteholder or Couponholder and without requiring any certification, affidavit or the fulfilment of any other formality. *The receipt by the Principal Swiss Paying Agent* of the due and punctual payment of the funds in Swiss francs in Zurich releases the Issuer from its obligation under the Notes and Coupons for the payment of interest and principal due on the respective payment dates to the extent of such payment. Condition 10(a) shall be construed accordingly.
(ii)	Paying Agents:	In respect of the Notes (denominated in Swiss francs), the Issuer will at all times maintain a Paying Agent having a specified office in Switzerland and will at no time maintain a Paying Agent having a specified office outside Switzerland in relation to such Notes. Condition 10(e) shall be construed accordingly.
(iii)	Notices:	So long as the Notes are listed on the SWX Swiss Exchange and so long as the rules of the SWX Swiss Exchange so require, all notices in respect of the Notes will be validly given through the Principal Swiss Paying Agent (i) by means of electronic publication on the internet website of the SWX Swiss Exchange (www.swx.com), or (ii) by publication in a daily newspaper with national circulation in Switzerland, expected to be the "Neue Zürcher Zeitung", or (iii) otherwise in accordance with the regulations of the SWX Swiss Exchange. Condition 17 shall be construed accordingly

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	0.150 per cent. selling concession and combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Credit Suisse Paradeplatz 8 CH-8001 Zurich Switzerland

38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.609091 producing a sum of *(for Notes not denominated in Euro)*:	Euro 182,727,300
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	SWX Swiss Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be provisionally admitted to trading on the SWX Swiss Exchange with effect from February 4, 2008.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular and the Listing Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CHF 299,525,000
(iii)	Estimated total expenses:	CHF 475,000 (comprising CHF 25,000 expenses and CHF 450,000 selling concession and combined management and underwriting commission)

6 **Yield** *(Fixed Rate Notes Only)*

Not Applicable

7 **Historic Interest rates** *(Floating Rate Notes only)*

Details of historic LIBOR rates can be obtained from Reuters Screen LIBOR02.

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 **Operational Information**

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	CH0036751433
(iii)	Common Code:	033992726
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	SIS SegaInterSettle AG, the Swiss Securities Services Corporation in Olten, Switzerland Swiss Security Number: 3675143
	(i) The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Credit Suisse, Paradeplatz 8, CH-8001 Zurich, Switzerland, shall act as issuing and principal paying agent in Switzerland (the "**Principal Swiss Paying Agent**") in respect of the Notes. All references in the *Terms and Conditions of the Notes to the Fiscal Agent* and to the Paying Agent shall be deemed to be references to the Principal Swiss Paying Agent.
(x)	Names (and addresses) of Calculation Agent(s) (if different	Credit Suisse Paradeplatz 8

from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	CH-8001 Zurich Switzerland

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03834W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1833A
TRANCHE NO.: 1

EUR 11,317,000 Robeco Sage-Transtrend Bond (EUR) due 31 January 2015

Issue Price: 100 per cent.

Dealer:

Robeco Direct N.V.

The date of these Final Terms is 29 January 2008

These Final Terms contain provisions relating to the Notes to be issued by Rabobank Nederland. The return of principal on the Notes is partly linked to Robeco-Sage Capital International II, Ltd. (EUR), a Cayman Islands exempted company, and Robeco Multi Market SPC, Segregated Portfolio Series D., an entity established in the Cayman Islands, in respect of which more information is contained in the Prospectus of Robeco- Sage Capital International II, Ltd. (EUR) (the "Prospectus") and the Amended and Restated Offering Memorandum dated 16 July 2004 and the Supplemental Offering Memoranda dated 22 December 2006 of Robeco Multi Market SPC, Segregated Portfolio Series D. (together, the **"Offering Memorandum"**), Both the Prospectus and the Offering Memorandum are at request, in a limited number, free of charge available at the office of the Dealer. The Noteholders are deemed to be fully aware of the contents thereof.

Unless the context otherwise requires, terms and expressions used herein or in the Conditions and which are not defined herein or the Conditions shall have the respective meanings given to them in the Prospectus and the Offering Memorandum, as applicable. The Prospectus and the Offering Memorandum do not constitute an offer or an invitation by, or on behalf of the Issuer, Robeco Sage Capital International II, Ltd. (EUR) Robeco Multi Market SPC, or any other entity mentioned herein to subscribe for or purchase any of the shares of Robeco Sage Capital International II, Ltd (EUR) or Robeco Multi Market SPC (each an **"Underlying Fund"**).

Noteholders are deemed to have sufficient knowledge, experience and professional advice to make (and have made and will continue to make) their own legal, financial, tax, accounting and other business evaluations of the merits and risks and suitability of investment in the Notes and are deemed to have represented that they are not relying on the views of the Issuer in that regard.

The Issuer and the Dealer reserve the right to withdraw the offering, extend or reduce the offer period, postpone the Issue Date or reduce or increase the Aggregate Nominal Amount of Notes offered hereby at any time prior to the Issue Date. The Issuer and the Dealer further reserve the right not to take any subscriptions into consideration or allot only a part of a subscription amount.

THESE FINAL TERMS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY NOTES OTHER THAN THE NOTES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOTES BY ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THESE FINAL TERMS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE ISSUER OR THE ISSUER(S) OF THE UNDERLYING SECURITIES SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THIS DATE.

THE DISTRIBUTION OF THESE FINAL TERMS AND THE OFFERING, SALE AND DELIVERY OF THE NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THESE FINAL TERMS COME ARE REQUIRED BY THE ISSUER TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS. FOR A FURTHER DESCRIPTION OF CERTAIN RESTRICTIONS ON THE OFFERING AND SALE OF THE SERIES, SEE "PLAN OF DISTRIBUTION" IN THE OFFERING CIRCULAR AS SUPPLEMENTED OR AMENDED BY THESE FINAL TERMS.

STRUCTURED NOTES ARE SOPHISTICATED INSTRUMENTS WHICH CAN INVOLVE A HIGH DEGREE OF RISK AND ARE INTENDED FOR SALE ONLY TO THOSE INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH INSTRUMENTS.

POTENTIAL PURCHASERS OF THE NOTES SHOULD BE AWARE THAT THE REDEMPTION AMOUNT OF THE NOTES AT MATURITY IS PARTLY LINKED TO THE VALUE OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES. NEVERTHELESS, IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED AT LESS THAN PAR.

POTENTIAL PURCHASERS OF THE NOTES SHOULD ALSO BE AWARE THAT

HOLDERS OF THE NOTES WILL BE EXPOSED TO DIFFERENT KINDS OF RISK, INCLUDING, BUT NOT LIMITED TO INTEREST RATE RISK, CREDIT RISK, MARKET RISK AND CURRENCY RISK.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	1833A
	(ii)	Tranche Number	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 11,317,000
	(ii)	Tranche:	EUR 11,317,000
5.	Issue Price:		100 per cent. of the Specified Denomination
6.	Specified Denomination:		EUR 1,000
7.	(i)	Issue Date:	31 January 2008
	(ii)	Interest Commencement Date (if *different from the Issue Date):*	Not Applicable
8.	Maturity Date:		31 January 2015, subject to the timely receipt of the redemption proceeds of Entity A and Entity B. In case these redemption proceeds are received after 31 January 2015, the Maturity Date will be

		the first Business Day that is reasonably practicable for payment after the receipt of these proceeds, but in no event later than 28 February 2015.
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10.	Interest Basis:	Not Applicable
11.	Redemption/Payment Basis:	Equity Linked Redemption
12.	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13.	Put/Call Options:	Not Applicable
14.	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Not Applicable
17.	**Floating Rate Provisions**	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index Linked Interest Note Provisions**	Not Applicable
20.	**Equity Linked Interest Note Provisions**	Not Applicable
21.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	Not Applicable
25.	**Final Redemption Amount (Equity Linked Redemption Notes)**	Applicable, subject to Appendix I
	(i) Underlying Securities and/or Formula for calculating the Equity Linked Redemption Amount:	Means shares in Entity A and/or Entity B as defined in Appendix I. Equity Linked Redemption Amount means the Redemption Amount as defined in Appendix I
	(ii) Calculation Agent responsible for calculating the Equity Linked Redemption Amount:	Robeco Institutional Asset Management B.V. Coolsingel 120, Rotterdam, The Netherlands
	(iii) Basket:	*Not Applicable*
	(iv) Determination Date for determining the Equity Linked	The date on which the final Official Note Value is determined which is expected to be on or around

	Redemption Amount:	30 January 2015
(v)	Underlying Securities Amount:	Not Applicable
(vi)	Valuation Time:	Not Applicable
(vii)	Equity Valuation Date:	Means the last Business Day of December 2014
(viii)	Presentation Date:	Not Applicable
(ix)	Company:	See Appendix I
(x)	ISIN Code/Common Code:	Not Applicable
(xi)	Business Centre:	Not Applicable
(xii)	Clearing System:	Not Applicable
(xiii)	Potential Adjustment Event:	Applicable
(xiv)	Merger Event:	Applicable
(xv)	Tender Offer:	Applicable
(xvi)	Nationalisation:	Applicable
(xvii)	*De-Listing:*	Not Applicable
(xviii)	Insolvency:	Applicable
(xix)	Additional Disruption Events:	Not Applicable
(xx)	Change in Law:	Applicable
(xxi)	Conversion Right:	Not Applicable
(xxii)	Reverse Conversion Right:	Not Applicable
(xxiii)	Clearing system through which Underlying Securities Amount may be delivered upon redemption:	Not Applicable
(xxiv)	Exchange:	Not Applicable
(xxv)	Related Exchange(s):	Not Applicable
(xxvi)	Physical Settlement by delivery of Underlying Securities Amount:	Not Applicable
(xxvii)	*Such other additional terms or provisions as may be required:*	See Appendix I
(xxviii)	Delivery Agent:	Not Applicable

26. **Final Redemption Amount (Index Linked Redemption Notes)**: Not Applicable

27. **Early Redemption Amount**

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method	Means an amount equal to the Minimum Redemption Amount increased by a surplus amount, if any, relating to the unwinding of the hedging positions related to the Notes. For the avoidance of doubt, the amount obtained when

	of calculating the same (if required or if different from that set out in the Conditions):	multiplying the Buffer, as defined in Appendix I, with the Specified Denomination calculated on the date on which Condition 7(c) and/ or Condition 13 has occurred, will be deducted from any such surplus amount;
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Means an amount equal to the then current net asset value of the Notes as calculated by the Calculation Agent in its sole discretion. For the avoidance of doubt, the amount obtained when multiplying the Buffer with the Specified Denomination calculated on the date on which Condition 7(g) has occurred, and any costs associated with the unwinding of the hedging positions related to the Notes, will be deducted from such amount;

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28.	***Form of Notes***	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29.	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Amsterdam, Condition 10(h) A applies
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32.	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33.	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34.	Consolidation provisions:	Not Applicable
35.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable
37.	If non-syndicated, name and address of Dealer:	Robeco Direct N.V., Coolsingel 120, Rotterdam, The Netherlands
38.	Applicable TEFRA exemption:	D Rules
39.	Additional selling restrictions:	Applicable Except for the Netherlands, the Notes may not be offered to the public within the European Economic Area
40.	Subscription period:	Not Applicable

GENERAL

41.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1, producing a sum of (for Notes not denominated in Euro):	Not Applicable
43.	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	No application for admission to trading has been made
(iii)	*Estimate of total expenses* related to admission to trading:	*Not Applicable*

2 Ratings

Rating: The Notes to be issued have been rated:

		S&P:	AAA
		Moody's:	Aaa
		Fitch Ratings Ltd.:	AA+
		As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.	

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular and save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

The Dealer has the intention to pay an upfront distribution fee to distributors of up to 0.50 percent of the Specified Denomination of the Notes sold through such distributor up to an amount of EUR 10,417,000 and an upfront distribution fee of 2.00 percent of the Specified Denomination of the Notes sold through such distributor for the amount in excess of EUR 10,417,000, and an annual fee of up to 0.50 percent on the exposure to the underlying investment strategies.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	*Reasons for the offer:*	*General corporate purposes*

(ii)	Estimated net proceeds	EUR 11,317,000
(iii)	Estimated total expenses:	Not Applicable

6 **Yield** [Fixed Rate Notes Only)

Not Applicable

7 **Historic interest rates** *(Floating Rate Notes only)*

Not Applicable

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** (*Index-Linked Notes only*)

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)**

Both the Prospectus and the Offering Memorandum are at request, in a limited number, free of charge available at the office of the Dealer.

11 **Operational Information**

(i)	*Intended to be held in a manner which would allow Eurosystem eligibility:*	Not Applicable
(ii)	ISIN Code:	XS0343669262
(iii)	Common Code:	034366926
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

	(i) The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) *(if any)*:	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Robeco Institutional Asset Management B.V., Coolsingel 120, Rotterdam, The Netherlands

General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Appendix I

1. Interpretation and Definitions

Unless the context otherwise requires, terms and expressions used herein or in the Conditions and which are not defined herein or in the Conditions shall have the respective meanings given to them in the Prospectus of Robeco- Sage Capital International II, Ltd (EUR), dated April 2007, and the Amended and Restated Offering Memorandum dated 16 July 2004 and the Supplemental Offering Memoranda dated 22 December 2006 of Robeco Multi Market SPC, Segregated Portfolio Series D.

The following terms shall have the following meaning:

"Aggregate Haircut Deduction" means a percentage imposed according to Schedule I, due to the occurrence of any of the events listed thereon;

"Allocation Algorithm Manager" means Robeco Bank Holding (a trade name of Robeco Direct N.V.);

"Allocation Process" means the process described in section 3 of this Appendix I;

"Applicable Interest Rate" means, on any Business Day, in case the Cash Component is a positive value: the then applicable funding level of Robeco Direct N.V. (the "Funding Level") minus 25 basis points per annum (ACT/360), or in case the Cash Component is a negative value: the Funding Level plus 25 basis points per annum (ACT/360).

The current Funding Level is equal to one (1) month Euribor. The Allocation Algorithm Manager shall have the sole discretion to change the Funding Level in case of a revision of the funding rate of Robeco Direct N.V;

"Bond Floor" means, at any Business Day, the present value of the Minimum Redemption Amount of each Note as calculated by the Allocation Algorithm Manager in its sole discretion. The value shall be based on the offer side of the relevant funding rate in EUR of the Issuer;

"Buffer" means an amount calculated in accordance with the following formula:

$$MAX\left[0, C*\left(1-\frac{T}{365*7}\right)\right]$$

Where:
"C" means three percent (3%); and
"T" means the actual number of days which have elapsed since, but excluding, the Issue Date;

"Cash Component" means, on any Business Day, the value of a notional deposit facility per Note provided by the Allocation Algorithm Manager (based on principal and accrued interest).

The value of the Cash Component will accrue on a daily basis with the Applicable Interest Rate. The value of the Cash Component will decrease on a daily basis with the Gap Risk Fee and the Management Fee.

For the avoidance of doubt, any amount receivable or payable (e.g. as a result of a redemption of shares of Entity A or B), will be incorporated in the value of the Cash Component but no interest will accrue on this.

The value of the Cash Component shall be calculated by the Allocation Algorithm Manager in its sole discretion;

"Distance" means, on any Business Day the Underlying Unit Value divided by the Specified Denomination minus the Bond Floor minus the Buffer as calculated by the Allocation Algorithm Manager in its sole discretion;

"Downward Exposure Adjustment Entity A" means, as of any Business Day, the higher of:

i) Holding Amount Entity A minus Scheduled Holding Amount Entity A, and
ii) zero.

"Entity A" means Robeco-Sage Capital International II, Ltd. (EUR), a Cayman Islands *exempted company;*

"Entity A Final Redemption Date" means 31 December 2014;

"Entity A Redemption Observation Date" *means any Business Day falling two Business* Days prior to 95 calendar days before the last Business Day of each quarter;

"Entity A Subscription Observation Date" means Any Business Day falling 7 Business Days before the last Business Day of each month;

"Entity B" means Robeco Multi Market SPC, Segregated Portfolio Series D., an entity established in the Cayman Islands;

"Entity B Final Redemption Date" means 31 December 2014;

"Exposure Adjustment Entity B" means, as of any Business Day, Scheduled Holding *Amount Entity B minus Holding Amount Entity B;*

"Gap risk Fee" means 1% p.a. on the sum of Holding Amount Entity A and Holding Amount Entity B, calculated (ACT/365) and taken out of the Cash Component on a daily basis;

"Holding Amount Entity A" means as of any Business Day after the Initial Investment Date, Holding Amount Entity A on the previous Business Day multiplied by the Indicative *Return Factor Entity A; plus any Upward Exposure Adjustment Entity A* and minus any Downward Exposure Adjustment Entity A, that have become effective according to the Allocation Process since the previous Business Day;

***"Holding Amount Entity B"** means* as *of* any Business Day *after* the Initial Investment Date, Holding Amount Entity B on the previous Business Day multiplied by the Indicative Return Factor Entity B, and plus or minus any Exposure Adjustments Entity B that have become effective according to the Allocation Process since the previous Business Day;

"Initial Investment Date" means 1 February 2008;

"Interest Rate Swap" means a synthetic interest rate swap with a notional amount equal to fifty *percent (50%) of the nominal amount per Note, where* 6 month's Euribor (ACT/360) is paid on a semi-annual basis and a fixed rate (equal to the 7 year's EUR Swap rate on or around the Issue Date) is received on a semi-annual basis (30/360) approximately, with an effective date equal to the Issue Date and with a termination date equal to the last *Business Day of December 2014;*

"Indicative Return Factor Entity A" means, as of any Business Day, the indicative NAV of Entity A as of that Business Day (determined by the Allocation Algorithm Manager in its *sole discretion) divided by the indicative NAV of Entity A as of the previous Business Day* (determined by the Allocation Algorithm Manager in its sole discretion);

"**Indicative Return Factor Entity B** "means, as of any Business Day, the indicative NAV of Entity B as of that Business Day (determined by the Allocation Algorithm Manager in its sole discretion) divided by the indicative NAV of Entity B as of the previous Business Day *(determined by the Allocation Algorithm Manager in its sole discretion)*;

"**Knock-out Event**" means an event that occurs in case of (i) the Distance falling below a level of four and a half percent (4.5%), or (ii) any of the events listed in Schedule II. In such case, the Scheduled Holding Amount Entity A and Scheduled Holding Amount Entity B shall be set at zero for the remainder of the life of the Notes;

"**Management Fee**" means 0.40% p.a. on the Specified Denomination, calculated (ACT/365) and taken out of the Cash Component on a daily basis;

"**Maximum Total Target Allocation**" means 180% of the Underlying Unit Value;

"**Minimum Redemption Amount**" means 100% of the Specified Denomination of the relevant Note;

"**NAV**" means net asset value;

"**Official Note Value**" means the official month end value as calculated by the Calculation Agent in its sole discretion. The Official Note Value shall be based on the official values of the components comprising the Underlying Unit;

"**Redemption Amount**" means for each Note, subject to the occurrence of a Knock-out Event (after which the Knock-out Redemption Amount will be payable at maturity), the higher of:

(i) The Official Note Value of 31 December 2014, whereby the Cash Component is adjusted for any accrued interest or borrowing costs and Management Fee in accordance with its terms in the period starting, and including, 1 January 2015 and ending on, but excluding, the Maturity Date as calculated by the Calculation Agent in its sole discretion, and
(ii) The Minimum Redemption Amount

"**Segregated Portfolio D Multiple**" *means three (3) as at close of any Business Day,* subject to any adjustments in accordance with the Supplemental Offering Memorandum dated 22 December 2006 in respect of Segregated Portfolio D of Robeco Multi Market SPC corresponding to the Class D ordinary shares;

"**Scheduled Entity A Multiple**" means 4.5, subject to the occurrence of a Knock-out Event;

"**Scheduled Holding Amount Entity A**" means, on any Business Day, subject to the occurrence of a Knock-out Event and subject to a minimum of zero, the lower of:

(i) (Distance – the Aggregate Haircut Deduction) * 2/3 * Scheduled Entity A Multiple; and
(ii) Maximum Total Target Allocation * 75%

"**Scheduled Holding Amount Entity B**" means, on any Business Day, subject to the occurrence of a Knock-out Event and subject to a minimum of zero, the lower of:

(i) Distance * 1/3
(ii) the quotient of (a) Maximum Total Target Allocation * 25%, and (b) Segregated Portfolio D Multiple; and
(iii) Distance minus the quotient of (a) Holding Amount Entity A, and (b) Scheduled Entity A Multiple;

"**Underlying Unit Value**" means, as of any Business Day, the sum of:

(i) Holding Amount Entity A as of that Business Day;
(ii) Holding Amount Entity B as of that Business Day;
(iii) the value of the Cash Component as of that Business Day; and
(iv) the value of the Interest Rate Swap as of that Business Day;

"Upward Exposure Adjustment Entity A" means, as of any Business Day, the higher of:

i) Scheduled Holding Amount Entity A minus Holding Amount Entity A, and
ii) zero;

2. **Liquidity**
There is no guarantee that a secondary market for the Notes will develop. Even if such a market should develop there can be no assurance as to the volume of transactions on that market. The Dealer may act as one of the participants on such a market. When the Dealer is the purchasing party on such a market it may apply an exit fee with respect to the Notes as set out in the schedule hereafter (the **"Exit Fee"**):

Transaction occurring:	Exit Fee
On or prior to 31 January 2009	3.00%
On or prior to 31 January 2010 but after 31 January 2009	2.57%
On or prior to 31 January 2011 but after 31 January 2010	2.14%
On or prior to 31 January 2012 but after 31 January 2011	1.71%
On or prior to 31 January 2013 but after 31 January 2012	1.29%
On or prior to 31 January 2014 but after 31 January 2013	0.86%
After 31 January 2014	0.43%

3. **Allocation Process**

On the Initial Investment Date, the amount allocated to Entity A and Entity B will be as calculated by the Allocation Algorithm Manager in its sole discretion.
It is expected that on the Initial Investment Date Holding Amount Entity A will be approximately 65% and that Holding Amount Entity B will be approximately 7%.

At any Entity A Redemption Observation Date, the Allocation Algorithm Manager will determine the Downward Exposure Adjustment Entity A and the Exposure Adjustment Entity B.

With respect to Entity A, if so required, the Allocation Algorithm Manager will, on a best effort basis, ascertain that Holding Amount Entity A will be reduced by the Downward Exposure Adjustment Entity A per the first possible redemption date of Entity A.

With respect to Entity B, if so required, the Allocation Algorithm Manager will, on a best effort basis ascertain that Holding Amount Entity B will be adjusted by the Exposure Adjustment Entity B as soon as is reasonably practical after the Entity A Redemption Observation Date.

At any Entity A Subscription Observation Date, the Allocation Algorithm Manager will determine the Upward Exposure Adjustment Entity A and Exposure Adjustment Entity B. With respect to Entity A, if so required, the Allocation Algorithm Manager will, on a best *effort basis, ascertain that Holding Amount Entity A will be increased by the Upward* Exposure Adjustment Entity A per the first possible subscription date of Entity A.

With respect to Entity B, if so required, the Allocation Algorithm Manager will, on a best effort basis ascertain that Holding Amount Entity B will be adjusted by the Exposure Adjustment Entity B as soon as is reasonably practical after the Entity A Subscription Observation Date.

In respect of the Final Redemption Date, the total Holding Amount Entity A and Holding Amount Entity B will be redeemed by the Allocation Algorithm Manager.

4. **Knock-out Event**

Following the occurrence of a Knock-out Event the Noteholder will receive at maturity an amount equal to the Minimum Redemption Amount increased by a surplus amount, if any, relating to the unwinding of the hedging positions related to the Notes, and decreased by the Management Fees for the relevant period between the occurrence of the Knock-out Event and the Maturity Date (the **"Knock-out Redemption Amount")**. Under no circumstance will the Knock-out Redemption Amount be less than the Minimum Redemption Amount.

SCHEDULE I: HAIRCUT DEDUCTION SCHEDULE

"Investment Test Report" means the investment test report provided by the Fund Manager of Entity A to the Allocation Algorithm Manager from time to time as described in this Haircut Deduction Schedule;

"Fund Manager" means Robeco Investment Management, Inc.;

"Official Entity A NAV" means the aggregate official net asset value of the shares of Entity A, as calculated by the administrator of Entity A.

Investment Tests and Reporting Requirements

The Allocation Algorithm Manager will monitor compliance with the following tests (the **"Investment Tests"**).

In the event of non-compliance with any of the Investment Tests, the Allocation Algorithm Manager, will determine the **"Aggregate Haircut Deduction"** which is the aggregate of all applicable haircut deductions applied in accordance with the tables set out below (each a **"Haircut Deduction"**).

The Allocation Algorithm Manager may, in its sole discretion, decide to waive any particular Haircut Deduction, in which case (i) such Haircut Deduction shall not be applied as described in the immediately following paragraph and (ii) such Haircut Deduction shall not be included in the determination of the Aggregate Haircut Deduction.

Each Haircut Deduction will operate by: (a) the immediate imposition of the specified haircut where a requirement is satisfied with; and (b) a subsequent haircut imposed at the level specified and by reference to the factor by which the requirement has not been satisfied. There is no cap on, or maximum number of, Haircut Deductions that can be applied.

Strategy Diversification

Strategy	**Max. per cent. of Official Entity A NAV**	**Haircut Deduction**
Active Trading	60 per cent.	2 per cent. +1 per cent. per 5 per cent. excess
Event Driven	50 per cent.	2 per cent. +1 per cent. per 5 per cent. excess
Long/Short Equity	60 per cent.	2 per cent. +1 per cent. per 5 per cent. excess

Diversification by Manager

	Constraint	**Haircut Deduction**
Minimum number of Managers in portfolio	10 x (1 - Cash per cent.)	3 per cent. + 1 per cent. per manager below the Constraint
Max per cent. to the Manager with the largest allocation	20 per cent.	3 per cent. + 1 per cent. per 5 per cent. Excess
Max per cent. allocated to the 3 Managers with the aggregate largest allocation	35 per cent.	3 per cent. + 1 per cent. per 5 per cent. excess

"**Cash per cent**" means the amount of cash held by Entity A from time to time, expressed as a percentage of the Official Entity A NAV. For the avoidance of doubt, the use of leverage in Entity A, if any, should be considered as negative cash.

Hedge Fund Diversification

	Constraint	**Haircut Deduction**
Minimum number of funds	15 x (1 - Cash per cent.)	1 per cent. + 2 per cent. per fund below the Constraint
Max per cent. in any fund	10 per cent.	1 per cent. + 1 per cent. per 2 per cent. Excess
Max per cent. in the 10 largest funds	85 per cent.	2 per cent. +1 per cent. per 3 per cent. excess

Liquidity Profile (excluding Cash per cent.)

	Minimum Liquidity Profile	**Haircut Deduction**
30 calendar days	5 per cent.	3 per cent. + 1 per cent. per 5 per cent. Shortfall
< = 3 Months	50 per cent.	3 per cent. + 1 per cent. per 5 per cent. shortfall
< = 6 Months	60 per cent.	3 per cent. + 1 per cent. per 5 per cent. Shortfall
< = 12 Months	90 per cent.	3 per cent. + 1 per cent. per 5 per cent. Shortfall
< = 24 Months	100 per cent.	3 per cent. + 1 per cent. per 5 per cent. shortfall

"**Minimum Liquidity Profile**" means the longer of (i) the frequency specified in a hedge fund's prospectus or other subscription documents (including side letters); and (ii) the notice period, i.e. the minimum time from receipt of the redemption notice to the redemption date.

Volatility Profile

	Maximum Volatility Profile	**Haircut Deduction**
6m-Rolling Volatility	10 per cent.	2 per cent. per 1 per cent. excess

"**6m-Rolling Volatility**" means the annualized volatility of the daily returns series (derived from the daily estimated net asset value of shares of Entity A) using a six months rolling window.

SCHEDULE II: KNOCK-OUT EVENTS

The occurrence of any of the following events will constitute a "**Knock-out Event**", if not waived by the Allocation Algorithm Manager acting in its sole discretion:

1. the Allocation Algorithm Manager is unable to purchase or redeem such shares of Entity A as a result of suspension as described in the Entity A Prospectus; or

2. the Fund Manager ceases to be affiliated with the Allocation Algorithm Manager; or

3. there is, in the event that the Fund Manager ceases to be affiliated with the Allocation Algorithm Manager, in the sole opinion of the Allocation Algorithm Manager, a material change to the composition, organization or management of Entity A, including, but not limited to, the departure of key personnel; or

4. any of the investment manager, the administrator or custodian of Entity A is replaced, unless, in the sole opinion of the Allocation Algorithm Manager, the relevant replacement is an individual or group of individuals who, or a corporate entity which, is or are reputable and experienced in their field and satisfy the compliance, due diligence and other control procedures of the Allocation Algorithm Manager; or

5. there is a change to any of the main investment objectives, risk profile or investment guidelines of Entity A (as detailed in the Entity A Prospectus) which, in the sole opinion of the Allocation Algorithm Manager, is of a material nature; or

6. the activities of Entity A or of its investment manager are under review by any regulatory body to whose rules it is subject for reasons of any alleged material wrongdoing, material breach of any rule or any regulation or other similar reason; or

7. Entity A is superseded or replaced by a successor fund following a merger or similar event; or

8. any of the investment manager, the administrator or custodian of Entity A loses any license or has any material regulatory authorization revoked or removed for whatever reason; or

9. the Allocation Algorithm Manager has not received, other than for reasons of a technical or operational nature, all of the information that Entity A is required to deliver to the Allocation Algorithm Manager, as agreed between the Allocation Algorithm Manager and the investment manager of Entity A, and such non-receipt has not been cured within 10 Business Days; or

10. the aggregate assets under the management of Entity A fall below USD 20,000,000.

The occurrence of any of the following events will directly constitute a Knock-out Event, without the possibility of being waived by the Allocation Algorithm Manager:

1. Entity A ceases to exist or a petition is made for its winding up, administration or liquidation; or

2. An instruction for compulsory redemption of the shares of the [*Underlying* Fund] has been issued by the Fund Manager or the administrator of Entity A.

Journal: T_6007_HOREP_07
Period: DEC 07
Category: BAWV2007

Number: 1093
Type: Regular
Status: Posted

Ortelli, U (Umberto), 01-02-2008 om 18:47.

Balanced
Periodic
Security Class: MAXIMUM
Code:
Created By: vonknoordegraafa 05/02/2008 09:08:36
Posted By: vonknoordegraafa 05/02/2008 09:09:47

Journal: T_6007_HOREP_07
Period: DEC 07
Category: BAWV2007

Entity	Account		Debit	Credit
6007PAD	10012702.40.10			645
6007PAD	10013001.40.10		645	
			------------	------------
		Total	645	645
			Difference	0

Journal: T_6007_HOREP_07
Period: DEC 07
Category: BAWV2007

Number: 1093
Type: Regular

Status: Posted

Ortelli, U (Umberto), 01-02-2008 om 18:47.

Balanced	Periodic
Security Class: MAXIMUM	Code:
Created By: vonknoordegraafa	05/02/2008 09:08:36
Posted By: vonknoordegraafa	05/02/2008 09:09:47

Journal: T_6007_HOREP_07
Period: DEC 07
Category: BAWV2007

Entity	Account		Debit	Credit
6007PAD	10012702.40.10			645
6007PAD	10013001.40.10		645	
			------------	------------
		Total	645	645
			Difference	0

Vonk Noordegraaf, A (Arie)

From: Ortelli, U (Umberto)
Sent: 01 February 2008 18:47
To: Kiewiet, EJ (Erik Jan)
Cc: Tosini, L (Laura); Radaelli, L (Lorenzo)
Subject: 6007 - questions report 1731 (revised)

Dear Jan,

sorry for the delay.

Unfortunately the coincidence of the amount of current year corporate tax provision and the previous year corporate tax payment carried us to made a mistake in the deferred taxes and current year tax provision reporting:

Deferred taxes						
Financials - Form 1001I	code	1001 27 02	from	39k	to	684k
		1001 30 01	from	1.495k	to	850k
1720 Report	code	1001 3099 40	from	1.495k	to	850k
	code	172030 99999	from	1.495k	to	850k
	code	1720 30 99032	from	645k	to	0k
	code	1720 30 99045	from	1.495k	to	850k
	code	1720 30 99622	from	1.495k	to	850k
	code	1720 30 99619	from	1.495k	to	850k
	code	1720 27 99999	from	39k	to	684k
	code	1720 27 02031	from	0k	to	645k
	code	1720 30 99032	from	645k	to	0k
	code	1720 27 02045	from	39k	to	684k
General provision:						
1731 Report	code	1731 03 2023	from	- 2.396k	to	0k

Have a nice week end.

U

From: Kiewiet, EJ (Erik Jan)
Sent: 01 February 2008 14:53
To: Ortelli, U (Umberto)
Subject: FW: 6007 - questions report 1731

Umberto,

Please would you have also a look to the questions below

Regards
Erik Jan

From: Kiewiet, EJ (Erik Jan)
Sent: 29 January 2008 11:56
To: Ortelli, U (Umberto)
Cc: Radaelli, L (Lorenzo)
Subject: 6007 - questions report 1731

Umberto

Thank you for report 1731. However I have some questions. See attachment. There are some reconciliation differences between report 1720 and report 1731. Because of this I attached also an example sheet.

Regards
Erik Jan << File: Question sheet entity 6007 v2.doc >> << File: 1731 taxwise versus 1001, 1031 and 1720.xls >>

RECEIVED

2008 MAR 10 A 11:

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1849A

TRANCHE NO: 1

JPY34,000,000,000 Floating Rate Notes 2008 due 27 August 2009

Issue Price: 99.845 per cent.

Barclays Capital

The date of these Final Terms is 25 February 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the *Offering* Circular (the '**Offering Circular**') dated May 14, 2007 which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1849A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Japanese Yen (JPY)
4	Aggregate Nominal Amount:	
	(i) Series:	JPY34,000,000,000
	(ii) Tranche:	JPY34,000,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	JPY10,000,000
7	(i) Issue Date:	27 February 2008
	(ii) Interest Commencement Date:	Not Applicable
8	Maturity Date:	Specified Interest Payment Date falling in or nearest August 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No

10	*Interest Basis:*	3 month JPY-LIBOR-BBA Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) *Status of the Notes:*	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	**Applicable**
	(i) Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	Quarterly, on every 27 February, 27 May, 27 August and 27 November in each year, commencing from and including 27 May 2008 up to and including the Maturity Date
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi) *Interest Period Date(s):*	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii) Screen Rate Determination (Condition 1(a)):	Not Applicable
	(ix) *ISDA Determination (Condition 1(a)):*	*Applicable*

	–	Floating Rate Option:	JPY-LIBOR-BBA Whereby Telerate Page 3750 is replaced with Reuters Screen LIBOR01
	–	Designated Maturity:	Three month
	–	Reset Date:	Two Business days before start of the relevant Interest Period
	–	ISDA Definitions: (*if different from those set out in the Conditions*)	Not Applicable
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360, adjusted
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Equity Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	JPY 10,000,000 per Note of JPY 10,000,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of	

		each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (*Bearer Notes only*) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g) or an Additional Disruption Event (Condition 7 (h), *or an* Index Modification, Index Cancellation or Index Disruption (Condition 7 (i)) and/or a Merger Event or Tender Offer (Condition 8 (c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, *TARGET and Tokyo, subject to* Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and *dates on which such Talons mature*):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer:	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition	Not Applicable

14(a):

42	The aggregate *principal* amount of Notes issued has been translated into Euro at the rate of 0.006330 producing a sum of (for Notes not denominated in Euro):	Euro 215,220,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 27 February 2008
(iii)	Estimate of total expenses related to admission to trading:	Euro 895,-

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk and this indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the Issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0348348060
(iii)	Common Code:	034834806
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable

(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable.
(viii)	Delivery:	Delivery against payment.
(ix)	Names and addresses of additional or other Paying /Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) *(if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))*	Not Applicable

5 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

END